

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2009

VIA U.S. MAIL and FACSIMILE: (408) 904-5026

Mr. Jerry Turin
Chief Financial Officer
Bookham Inc.
2584 Junction Avenue
San Jose, CA 95134

> **Re:** **Bookham Inc.**
> **Form 10-K for the year ended June 28, 2008**
> **Filed September 5, 2008**
> **File No. 000-30684**

Dear Mr. Turin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the fiscal year ended June 28, 2008
Item 1. Business, page 3

1.   Although we note the description, in the second to last paragraph under "Industry
        Background," of the four particular drivers which you believe are contributing to
        the growth in your markets, and the description of your products under "Our
        Product Offerings," it is unclear from your current disclosure which of your
        products are directed at the industry drivers. For example, which of your products
        are directed at the fiber-to-the-home initiatives, etc. Please expand your future
        filings so that it is clear to your investors which of your products are related to the
        disclosed trends and market demands and expand your "Overview" section in
        "Management's Discussion and Analysis" to discuss and analyze which of those
        trends are driving your product sales. For further guidance on the content and
        purpose of the "Overview" section, please see Interpretive Release No. 33-8350
        on our website.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 26
Investing Activities, page 37

2.   In future filings please include a clear explanation of the business purpose and
        effects of the *Creekside* transactions. For example, you state you received
        approximately $12.2 million in cash over three years, apparently for an expense
        outlay totaling approximately $837,000, while assuming no material liability and
        disposing of no assets. Explain how this investment created this apparent gain
        and disclose any other material costs that were associated with obtaining access to
        that capital (such as legal fees, etc.). Please also disclose whether this type of
        capital raising activity is still available to the company and, if so, whether the
        company currently intends to engage in additional transactions of this type in the
        future.

Item 11. Executive Compensation, page 44

3.   We note from your discussion under "Performance-Based Cash Bonuses,"
        beginning on page 12 of the proxy statement, and "Performance Based Awards,"
        beginning on page 13 of the proxy statement, that you have incorporated by
        reference into your Form 10-K, that you have not disclosed the specific targets to
        be achieved in order for your named executive officers to earn their respective
        annual cash incentive payments under the performance-based bonus plans or to
        vest in the performance-based restricted stock awards. Please provide such
        disclosure in your future filings, as applicable. To the extent you believe that
        disclosure of such information, on a historical basis, would result in competitive

Mr. Jerry Turin
Bookham Inc.
February 27, 2009
Page 3

harm such that the information could be excluded under Instruction 4 to
Item 402(b) of Regulation S-K, please provide us with a detailed explanation
supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K
Compliance and Disclosure Interpretations available on our website.

4. We note the varying levels of cash bonus awards referred to as "trigger," "target,"
and "stretch." In future filings, please include such amounts in the "Grants of
Plan-Based Awards" table pursuant to Item 402(d)(2)(iii) of Regulation S-K, to
the extent then applicable, or provide us with your analysis as to why such
information should not have been included in the referenced table in accordance
with the referenced Item requirement.

Item 8. Financial Statements
Note 6. Commitments and Contingencies, page F-17

5. We see that the Caswell lease has fixed rent increases over its term. In future
filings please disclose the pattern of expense recognition for the lease. In that
regard, please tell us how your accounting considers the guidance from FTB 85-3.

Note 9. Income Taxes, page F-22

6. We see that you recorded an $88.5 million increase in unrecognized tax benefits
in fiscal 2008 attributed an analysis of deferred income tax assets. Please explain
to us the facts and circumstances leading to the significant adjustment to the
opening balance of unrecognized tax benefits, including the nature underlying tax
matter(s). In light of the significance of the amount involved, please tell us
whether you have recorded any liabilities for uncertain tax positions or, if not,
please clarify for us.

7. We refer to the table of deferred income tax assets and liabilities. Please explain
to us the reasons for the $115 million decrease in the deferred tax asset for
operating loss carry-forwards between fiscal 2007 and fiscal 2008.

Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008
Condensed Consolidated Statements of Operations, page 4

8. We see the highly material amounts reported in earnings for foreign exchange
gains and in Note 12 see substantially offsetting translation losses reported in
comprehensive income in both the second quarter and year-to-date period in fiscal
2009. Please help us understand the factors leading to the unusually material
foreign exchange transaction gains and how you are applying SFAS 52 in
measuring the translation adjustment. In that regard:

- Please tell us the functional currencies of each of your principal foreign subsidiaries. Tell us why you believe you have made appropriate selections under the requirements of SFAS 52, including Appendix A;

- You disclose that foreign exchange gains are in-part related to unrealized gains and losses on intercompany accounts. Please tell us about the nature of those accounts and your consideration of paragraph 20 of SFAS 52;

- Please identify the principal components of the foreign exchange gain recognized thus far in fiscal 2009. Explain to us factors related to how your business is organized and operated that lead to the gains attributed to the recent appreciation of the U.S. dollar;

- We see that you provide quantitative disclosure about market risk under Item 305 of Regulation S-K addressing exposure to foreign exchange contracts. However, in light of the substantial foreign exchange gains in fiscal 2009, it appears that you may also have significant exposure to other currency sensitive assets and liabilities. Please tell us why you should not provide quantitative disclosure about your exposure to other foreign currency denominated assets and liabilities under Item 305 of Regulation S-K; and

- Under Item 3 (page 30), you indicate that you enter into forward exchange contracts to mitigate exposure to fluctuations between the U.K pound and the U.S. dollar. In light of the significant foreign exchange gains, in future filings please provide a more complete discussion of the extent to which you attempt to manage your exposure to foreign currencies and the objectives of your hedging strategy.

Results of Operations, page 23

9.   We note from the disclosure in the last risk factor on page 35 that the "from the end of [y]our fiscal quarter ended December 29, 2007 to the end of [y]our fiscal quarter ended December 27, 2008, the U.S. dollar has appreciated 25.9 percent relative to the U.K. pound sterling, which has favorably impacted [y]our [operating] results." To the extent foreign currency fluctuations have materially impacted your results of operations for the periods presented, please expand your discussion and analysis to include the effects of those fluctuations.

Liquidity and Capital Resources, page 28

10.   We note from your condensed consolidated statements of cash flows for the three months ended December 27, 2008 that your net cash provided by operating activities of approximately $9.69 million was almost entirely offset by the effect of exchange rates on cash and cash equivalents of approximately $9.286 million. Similarly, we note from your condensed consolidated statements of cash flows for

the three months ended September 27, 2008 that your net cash provided by operating activities of approximately $1.899 million was more than offset by the effect of exchange rates on cash and cash equivalents of approximately $6.778 million. In your future filings, your disclosure regarding your liquidity and capital resources should address the extent to which exchange rates have had a material affect on your available cash and cash equivalents for the periods presented, and your disclosure regarding net cash provided by operating activities should be balanced with disclosure regarding the effect of the exchange rates experienced during the periods presented.

Credit Facility, page 29

11.   Although we understand that as of December 27, 2008 there were no amounts outstanding under your line of credit, since your liquidity discussion references the amounts which may be available under that facility, and those amounts are based on 80% of "qualified accounts receivable," please clarify whether any of your current accounts receivable from Nortel, if any, would reduce the amount available under your credit line or confirm to us that your accounts receivable, as of your latest balance sheet date, do not include any amounts receivable from Nortel.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jerry Turin
Bookham Inc.
February 27, 2009
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or in his absence, me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant